Press Release

Ahold announces filing of report of inquiry into past

Amsterdam, The Netherlands, March 30, 2006 - Ahold announced today that the investigation report was filed in the inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal.

This investigation concerned (i) the consolidation of joint ventures, (ii) the due diligence investigation in respect of the acquisition of U.S. Foodservice and Ahold's supervision of the improvement of the internal control systems of U.S. Foodservice, and (iii) Ahold's supervision of the internal controls of its operating companies, to the extent that this related to the organization and functioning of the internal controls of these operating companies and reporting to Ahold regarding these controls.

Ahold has published the report today on its website (www.ahold.com). Ahold will also publish an English translation of the report on its website as soon as possible.


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Ahold Press Office: +31 (0)20 509 5343

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